Filed by Amcor plc

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Berry Global Group, Inc.

Commission File No.: 333-284248

Explanatory Note: The following is an employee communication issued by Amcor plc.

Amcor Shareholder Vote

Dear Colleagues,

When we announced our combination with Berry Global a few months ago, we called it an exciting and unique opportunity to “Accelerate the Possible. Right now.” Today I am writing because of a key step in the process – the Amcor and Berry Global shareholder meetings taking place on Feb. 25, 2025, to vote on the proposed transaction.

Many of us are Amcor shareholders and therefore we have a direct chance to contribute to making that exciting future possible by voting in favor of the combination. Each vote matters and is counted, so I urge you to make your voice heard. To make a difference, right now.

The new Amcor resulting from the combination with Berry Global will be in a position to achieve things neither company could do on its own, truly transforming the industry for the better. We will be able to provide customers a growth partner with outstanding products and innovation capabilities; passionate belief in sustainability and a global team of talented Amcor colleagues. An opportunity as exciting as this does not come around often in our careers, and – if you own Amcor shares – you now have a chance to make it happen with your vote.

Many Amcor shareholders may have already received the definitive proxy materials in the mail, which contain information about how to vote. As the definitive proxy materials describe, the Board of Directors recommends you vote “FOR” the combination with Berry Global. We urge you to carefully read the proxy materials, as they contain information intended to help all our investors make informed voting decisions regarding this transaction. FAQs regarding the transaction begin on page (iv) of the definitive joint proxy statement/prospectus filed with the SEC, which is available here.

Holders of Amcor Ordinary Shares can vote online at www.proxyvote.com. If voting by the internet, votes must be received by no later than 11:59 p.m. ET on Feb. 24, 2025 for shares traded on the NYSE and no later than 11:59 p.m. ET on Feb. 20, 2025 for shares held in a share plan. Holders of Amcor CDIs can vote by the internet at www.investorvote.com.au. To be effective, CDI votes must be received no later than 10:00 a.m. AEDT on Friday, Feb. 21, 2025.

We will continue to update you as we progress through our integration planning activities, but it’s important to remember that Amcor and Berry will continue to be, and must operate as, two separate companies until the transaction closes. Until then, let’s continue our focus and deliver on our business.

We welcome your support for this exciting opportunity and thank you for your talent and ongoing dedication as we progress on this journey as a team.

Thank you.

PK

Peter Konieczny

Chief Executive Officer

Amcor plc

Amcor shareholders who need assistance in completing the proxy card or voting instruction form, need additional copies of the proxy materials, or have questions regarding the Amcor extraordinary general meeting may contact the company’s proxy solicitor:

Sodali & Co

Email: AMCR@info.sodali.com

Holders of Amcor	Holders of Amcor CDIs:
Ordinary Shares:	Within Australia:
Call toll-free in US:	1 300 158 729
+1 (800) 662-5200	Outside Australia:
Outside of US:	+ 61 2 9066 4058
+1 (203) 658-9400

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between Amcor plc (“Amcor”) and Berry Global Group (“Berry”), on January 13, 2025, Amcor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended on January 21, 2025, containing a joint proxy statement of Amcor and Berry that also constitutes a prospectus of Amcor. The registration statement was declared effective by the SEC on January 23, 2025 and Amcor and Berry commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about January 23, 2025. INVESTORS AND SECURITY HOLDERS OF AMCOR AND BERRY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Amcor or Berry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Amcor are available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Berry are available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Amcor and Berry in connection with the proposed transaction. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024, its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024, and its Current Report on Form 8-K, which was filed with the SEC on January 6, 2025. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 28, 2024, which was filed with the SEC on November 26, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on January 7, 2025. Information about the directors and executive officers of Amcor and Berry and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. To the extent holdings of Amcor’s or Berry’s securities by its directors or executive officers have changed since the amounts set forth in the definitive joint proxy statement/prospectus, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Amcor’s or Berry’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Amcor’s and Berry’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Amcor and Berry, and are qualified by the inherent risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Amcor’s and Berry’s control. None of Amcor, Berry or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Amcor or Berry. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Amcor’s and Berry’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Amcor and Berry businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Amcor and Berry to retain key personnel and customers; and those risks discussed in Amcor’s and Berry’s respective filings with the SEC. Forward looking statements included herein are made only as of the date hereof and neither Amcor nor Berry undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.